September 30, 2010

Market’s Macro Obsession Breeds Bottom-Up Opportunity

After the market closed on September 16, Oracle Corp. reported a 40 percent rise in August-quarter earnings, topping the consensus estimate by a nickel per share, or 14 percent. A Bloomberg News headline the next day summarized the share-price reaction: “Oracle Jumps the Most in 18 Months on Earnings Report.”
That’s how it’s supposed to work.
Instead, the market’s embrace of Oracle was an exception. An unusually persistent disconnect between company-level prospects and stock performance for the better part of this year left positive earnings surprises lacking in their longstanding ability to generate market-beating gains. Challenges remained for fundamentals-driven investment styles.
Still, despite our disappointment with the situation, we’re not about to deem it a prelude to more of the same. Dealing with uncertainty comes with the territory for stock investors, but history provides us a foundation of confidence in showing that over time the aberrant and unusual prove to be unsustainable.
The longer stock price movements are out of step with the underlying fundamentals of the companies that comprise the market, the more opportunities grow by number and degree. At 49 percent, the earnings growth rate with which the companies we hold firm-wide are expected to finish this year is more than one-third ahead of the S&P 500 Index average, based on consensus estimates. Investors will pay heed to earnings again, and it’s hard for us to imagine a logical argument for the indexes versus the companies we hold under such a scenario.
What we saw in the first two earnings reporting seasons of 2010 was an aberrant lack of pop for companies that beat earnings estimates caused by an unusually high correlation among stock prices. When stocks move in lockstep it’s typically a sign that investors are taking their cues from macro signals and making broad bets on stocks as a group.
For example, correlation among the companies in the S&P 500 Index hit 80 percent during the credit crisis in late 2008, early 2009 and again earlier this year amid the European debt crisis.
According to a report by Barclays Capital, correlation recently remained elevated even in the absence of major macro events. Three-fourths of the index moved together in the middle of August, trending to about two-thirds in September. Compare that to the S&P 500 Index’s average correlation between 2000 and 2006, which according to Barclays was just 27 percent.
A study by research firm Wolfe Trahan & Co. shows that the percentage of stock returns attributable to macro forces has been steadily on the rise since the financial crisis. Always a major factor in the movement of prices, the influence of macro forces was running 24 percent above its long-term average when the report was published in August.
The shadow cast by the macro cover made positive earnings surprises during the June-quarter reporting season much less rewarding than they have been in the past. In the small-cap arena, companies that beat estimates actually underperformed small-cap stocks as a group about three weeks after releasing their results.
According to a study by Bank of America – Merrill Lynch, small companies that released expectation-beating, second-quarter earnings posted historically consistent relative results on days one and five after their releases, but that quickly reversed. Expectation-beating companies trailed the Russell 2000 Index by 0.6 percent, or 60 basis points, 20 days removed from their earnings announcements. That compares with an average performance benefit relative to the index of 260 basis points, on average, from the first quarter of 2000 through the second quarter of 2010 – a stretch of 10-and-a-half years.
While large-cap companies that beat earnings estimates in this year’s second-quarter reporting season enjoyed an average advantage over the S&P 500 Index of 70 basis points in 20 days time, that edge was just one-third of the long-term average, the study showed.
It remains to be seen whether Oracle (page 5) can maintain its earnings-assisted lead over large-cap benchmarks and, more important, represent the start of a broader trend toward a stronger relationship between individual-company results and stock prices.

If the latter turns out to be the case, we see reason to believe Oracle’s experience could bode well for the other technology companies we hold. Most corporate software projects require database programs, making Oracle a key indicator of the information technology spending environment.
Oracle is the market share leader in the database management market. In addition to exceeding August-quarter earnings estimates, the company guided the investment community to raise its collective revenue forecast. Through years of innovation and strategic acquisitions, Oracle has assembled an expansive array of software designed to help companies run their businesses, known as enterprise software. Acquiring Sun Microsystems this year added hardware to Oracle’s product line and raised potential for a meaningful new growth catalyst.
DIRECTV (page 4) is making a strong push into Latin America that management believes could double its subscriber base in that market over the next five years. The satellite TV provider, known for technological prowess and exclusive sports programming, piqued interest among viewers of its unmatched World Cup 2010 HD programming in Latin America, where the company notched an all-time, year-over-year net new subscriber mark in the June quarter. Innovation in DIRECTV’s product offerings continues to spur customers to purchase add-on capabilities and services, raising the revenue the company generates per subscriber.
Economic challenges in recent years made homeowners and businesses reluctant to buy new heating and air conditioning equipment. During that time, Lennox International (page 5) reworked its distribution strategy, located lower-cost sources for materials and continued to develop new products, including Energence, the most energy efficient light commercial rooftop heating and cooling unit available. A prolonged period in which homeowners and businesses squeezed life out of their existing equipment through repeated repair is giving way to a strong replacement cycle, which Lennox appears well-positioned to profit from given its product line and cost structure.
Retailers that want to profit must be equipped to accept what’s becoming the payment method of choice and VeriFone (page 5) makes the equipment they need. VeriFone is a dominant force in the market for the point-of-sale hardware and accompanying technology that enable consumers to make secure electronic payments with credit and debit cards. The company enjoys geographic growth opportunities in places such as Latin America and China as well as market opportunities stemming from new points of sale such as taxi cabs.
As the December quarter begins, dire fears about the economy (double-dip talk) appear to be waning, but a growing number of folks seem to believe that Wall Street earnings estimates for coming quarters might be a bit on the optimistic side. Only months ago, the economy was the concern and earnings were not. The bottom line is the outlook is always mixed to some degree, and there’s no telling which particular signal, data point or event will trigger investor action on any given day.

Positive Earnings Surprises
Not Packing Their Historical Punch

Even when it’s framed as a potential negative as it has been recently, we welcome increased discussion about and attention toward earnings. If we agree, for argument’s sake, that the investment community is overstating the market’s aggregate earnings potential over the next two quarters, wouldn’t companies that go on to beat estimates in this period stand out in a good way? We think so, and we look forward to finding out.
We’re currently finding the most earnings strength in the consumer discretionary, technology and industrial sectors. Exposure is relatively limited in the health care sector and, more so, in the consumer staples sector due to foreseeable earnings trends among companies in those areas.
All of us at Friess Associates send along best wishes.

Bill D’Alonzo
Chief Executive Officer

Fundamentals-Based Style Returns to Fashion in Time

Herd mentality can put company fundamentals and even the most diligent research work in a temporary backseat while day-to-day economic events dictate the market’s direction. At various times in recent months nearly 80 percent of movements in stocks within the S&P 500 Index were related to swings in the broader market. Meanwhile, increased volatility has been a boon for high frequency traders using computer systems to move millions of shares in the blink of an eye and exploit pricing inefficiencies that last just fractions of a second.
A fundamentals-based strategy like ours might seem like it misses the mark in this macro-driven, fast-paced environment. We’ve been through our share of diverse markets over the past 36 years, from opening the doors amid stagflation and low growth in 1974 to watching decades later as the Internet bubble inflated and then burst. It has been our experience that periods of considerable disconnect from our strategy give way to ones in which investors notice and reward the intrinsic value of individual businesses.
Instead of shifting gears and developing new trading strategies to profit at the market’s extremes, we devote our energy to finding incremental edges that separate our research work from the pack. Our process was designed and has evolved to help us uncover companies where we believe growth prospects are mispriced and where specific events will draw attention to this anomaly over the course of the next 12 to 18 months. With market participants overwhelmingly focused on global economic data and political policy, we’ve experienced a sharp rise in the number of promising ideas that meet our criteria.
 Our efforts to understand an investment opportunity go well beyond the scope of a buy-side report from an investment bank or the information available on a quarterly earnings call. For example, when the head of desktop computing at a global investment bank told us about the decision to incorporate Apple’s mobile devices on the company’s network, it became one of literally hundreds of data points feeding into our analysis of the company. Our work to understand burgeoning corporate demand for the iPad keeps us in close touch with numerous global component manufacturers and distributors as well as a small private Italian beauty product supplier that recently outfitted its sales force with the devices.
Research work with longstanding connections throughout the natural-gas supply chain recently gave way to our buying Balchem Corp., a small-cap specialty chemical supplier. A group of researchers picked up the growing need to limit any potential environmental impact from fracking, a process where water, chemicals and sand are pumped underground at high pressures to increase gas yields. Balchem is the world’s largest producer of choline, an amino acid used in poultry feed and nutritional supplements. The company is now producing industrial choline for use in fracking, replacing potassium chloride, a potential groundwater contaminant.
A given company’s quarterly results are a guidepost we use to confirm that our ideas are working. After missing its sales forecast for the April quarter, analyst notes detailing OmniVision’s declining competitive position surfaced ahead of its scheduled July-quarter earnings call. Our research work allowed us to use weakness in the stock to add to our position. Subsequently, July-quarter results and forward guidance confirmed our work, as customers migrated to OmniVision’s products based on their technical performance.
Replicating our commitment to research would be difficult. More than half of our employees are involved in the research process. We maintain one of the deepest research benches in the industry when measured by experience, length of time employing our process and holdings-per-researcher ratio. We conduct as many as 100 research interviews and face-to-face meetings each business day with company managements, competitors, customers and suppliers. Our internal database includes over 20,000 industry contacts and represents relationships we’ve nurtured over decades. It provides hundreds of new insights from contacts made with public and private companies each day and allows teams to leverage each other’s research in real time.
While it’s important to understand the market environment in which we operate, we’ve never made money by hunting for passive beneficiaries of difficult-to-predict macro-economic trends. The market’s recent treatment of each piece of economic information as an all-important indicator of stock market performance going forward assumes all companies are equally positioned to respond to good or bad news. Likewise, many investors felt the fundamental evaluations we perform no longer mattered during the dot-com bubble as the Internet suddenly created new wealth for unprofitable companies based on revenues-per-click and unrealistic future earnings projections.
The best returns will again be created by companies dictating their own success through fundamental improvements and strategic positioning. We’ll continue to look for them one research finding at a time, making an additional call to cross check information, digging through a financial statement’s footnotes or visiting a store front to check inventory levels.

-Research Team Leader Scott Gates

DIRECTV, DTV

DIRECTV has enjoyed enviable success in attracting U.S. subscribers thanks in part to exclusive offerings such as its NFL Sunday Ticket. Taking a page from the same playbook, the company offered Latin American markets an unrivaled broadcast package for the 2010 World Cup, a move that scored big by winning the satellite-TV provider continued momentum in a region that figures prominently in its growth game plan.
With 18.8 million subscribers in the U.S., NYSE-listed DIRECTV is the leading provider of satellite-TV service. The company also operates DIRECTV Latin America, which serves 7.7 million customers. Revenue reached nearly $23 billion in the 12 months through June, up 12 percent from the previous year.
DIRECTV grew June-quarter earnings 50 percent versus the year-ago period. The company added more than a half million new customers, including an all-time net new subscriber gain of 415,000 for DIRECTV Latin America. Also, the company continued its aggressive share repurchase plan, bringing its year-to-date share repurchases to $2.2 billion. The board of directors approved another $2 billion in repurchases, and the company has the financing in place to continue reducing its share count.
Your team spoke with Chief Financial Officer Patrick Doyle about how the company’s broad and unique product lineup aids retention, as evidenced by an average monthly subscriber “churn” rate of just 1.5 percent in the June quarter. Continued innovation in its offerings, including Cinema on-demand movies, multi-room viewing and Sunday Ticket To-Go, also contributes to growth in average revenue generated per subscriber.
Your team bought DIRECTV at less than 16 times 2010 earnings estimates. Based on the consensus forecast, Wall Street predicts the company will finish this year with 65 percent earnings growth.

Lennox International Inc., LII

With the country in a real estate-induced economic funk, homeowners and businesses in recent years showed an inordinate tendency to repair aging heating and air conditioning units rather than replace them. Lennox focused on improving its operational efficiency during the lull, positioning the company to profit now that a replacement cycle made stronger by the extended period of patchwork appears to be taking shape.
NYSE-listed Lennox International Inc. makes products for the heating, air conditioning and refrigeration markets. Revenue was $3 billion in the 12 months through June. Although Lennox shares often react to new construction data, the company generates the vast majority of revenue in the replacement market, making current trends especially promising for the company.
Residential heating and cooling, which represents 60 percent of Lennox’s business, experienced a sharp decline in heating, ventilation and air conditioning (HVAC) equipment sales in 2008 and through the first three quarters of 2009. Lennox’s results show the company capitalizing on the residential rebound that began in the fourth quarter of 2009, a turn that has been partly aided by government incentives for energy efficient HVAC units.
Commercial customers, which account for the other 40 percent of Lennox’s business, until recently had not shown similar signs of recovery. Then in the June quarter, for the first time in more than two years, year-over-year volumes to commercial customers increased.
The commercial rebound caught the investment community off guard. Lennox grew June-quarter earnings 45 percent, exceeding estimates by 14 percent.
Your team met with Chief Executive Todd Bluedorn at a Lennox test facility to learn about its new product, Energence, the industry’s most energy-efficient light commercial rooftop unit.
Lennox currently sells at less than 17 times 2010 earnings estimates. Based on the consensus estimate, Wall Street predicts the company will finish the year with 41 percent earnings growth.

Oracle Corp., ORCL

Sun Microsystems seemed like an unusual target for software maker Oracle when it first announced an interest in buying the company. With new software products now running seamlessly on Sun’s hardware, it’s clear that Oracle was aiming to transform the way businesses look at their information technology needs.
Nasdaq-listed Oracle Corp. specializes in developing open architecture enterprise software solutions used by businesses to manage databases and automate operational tasks. In recent years, the company expanded from its leading position in database software by buying PeopleSoft, Siebel Systems, BEA Systems and other software developers. More than 370,000 organizations around the world use Oracle’s technology. Revenues grew 27 percent to more than $29 billion in the year ending this August.
August-quarter earnings grew 40 percent, beating estimates by 14 percent. Revenues increased 48 percent amid stronger sales of new software products and higher revenue from maintenance and support services.
Oracle is in the early stages of its largest ever new product cycle. Combining hardware acquired through Sun with its database and enterprise software, the company’s new platforms are experiencing higher-than-expected demand due to better performance, greater scalability and lower costs. At the same time, the company released a new suite of its Fusion applications for managing accounting, human resources, supplies, sales and marketing.
Your team spoke with Co-President Mark Hurd at Oracle’s Open World conference about the competitive advantage associated with offering the first total technology solution. With the volume of global digital data expected to double over the next four years, demand for comprehensive solutions is expected to remain high.
Your team bought Oracle at 12 times earnings estimates for the fiscal year ending May 2011. Wall Street predicts the company will grow earnings 19 percent during that period.

VeriFone Systems Inc., PAY

Don’t have cash on hand? Then chances are good that you’ll use a debit or credit card to fill up the gas tank or pay the restaurant bill. Odds also increasingly indicate that VeriFone will be the company making the electronic transaction possible.
NYSE-listed VeriFone Systems Inc. is the leading global provider of technology that enables secure electronic payment transactions and value-added services at the point of sale. Its product line covers wide terrain, from electronic payment systems for credit cards to gear that allows smart phones to make and accept wireless transactions. Revenue grew 8 percent to $943 million in the 12 months through July.
VeriFone benefits from a dominant market-share position and leading-edge technology amid the strong global migration toward electric and wireless payments. July-quarter earnings grew 38 percent, topping estimates by 20 percent. Better-than-expected results were fueled in part by an 86 percent jump in petroleum segment sales as gas stations upgraded their pump systems to meet more stringent industry standards and looming government regulations.
July-quarter revenues grew 24 percent. Market-share gains in the U.S. coincided with new opportunities in Latin America and China. VeriFone also continued to advance its strategic push toward service-based sales and new products. For example, its technology provides thousands of New York City cabs with interactive monitors that allow passengers to make credit card payments, view maps and watch television advertisements.
Your team spoke with Chief Financial Officer Bob Dykes regarding VeriFone’s mobile offerings, including one that turns Apple’s iPhone into a secure credit card reader. The application is geared toward an estimated 10 million home-based merchants.
Wall Street currently forecasts 48 percent growth for the year ending October 2010, followed by 25 percent growth in fiscal 2011.

Renae Leonard

Just before the start of a meeting, Gordon Kaiser sent an email to Renae Leonard asking her to make arrangements for him to attend an upcoming conference. Renae’s desk chair remained empty as Gordon passed it on his way to and from the conference room, yet the job was done by the time Gordon’s meeting was over. The whole thing went so smoothly – thanks to Renae’s Blackberry and laptop – that it took another hour or so for Gordon to realize that she was away from the office on vacation.

“Renae is someone who is always seeking additional responsibility,” Gordon said. “She shows it by demonstrating the positive, flexible and responsive attitude that it takes to serve clients and shareholders at the levels they deserve.”
Renae is a member of the Friess client liaison team. She supports Relationship Leaders Gordon and Bill Dugdale in an array of behind-the-scenes roles to enable them to focus their efforts on direct contact either by phone or face-to-face with clients and shareholders.
Renae is a significant contributor to the effective completion of requests for information, or RFIs, which institutions often submit as part of an initial evaluation of an investment manager’s services. She also completes consultant questionnaires, populates statistical databases and handles everyday client and shareholder requests.
Renae recently marked her 15th anniversary with Friess Associates. Prior to joining the client liaison team in 2002, Renae worked as a Research Manager, a research support role that gave her a strong working knowledge of the Friess research process.
“Her experience with our investment approach was an instant asset when Renae got involved with client services,” Bill said. “By combining that knowledge with an eagerness to keep learning, Renae has built an expansive knowledge base of the ins and outs of what we do to support clients.”
Renae earned a bachelor-of-science degree in social sciences with a minor in economics from Radford University. Before joining Friess Associates, Renae was the accounts receivable manager at a local gas company. She is married with one child. Active in a local greyhound adoption group, among the five pets she has rescued from shelters (three cats and two dogs) is a retired racing greyhound.

On the Cutting Edge . . .
Examples of innovative and interesting ideas that cross your team’s radar screen make it into this column each quarter. The chance to capitalize on investment opportunities related to them may lie in the future or may never materialize.

Company Seeks Credit for Card-Sized Computer
Pittsburgh-based startup Dynamics Inc. recently showcased its Card 2.0 platform, a credit card-based computer platform with the world’s first programmable magnetic stripe. Among its potential uses, the technology can allow consumers to consolidate their card accounts onto one physical card with a magnetic stripe that changes to match the account they choose with the touch of a finger. The technology also makes it possible to hide a card’s account information and keep its magnetic stripe dormant until a pin number is entered on its face, making the card essentially useless to anyone but the account holder.

Artificial Skin Delivers Real Feel
Only days apart in September, researchers from the University of California at Berkeley and Stanford University announced that they created pressure-sensitive artificial skin. Berkeley engineers developed their material using an ordered array of semiconductor nanowires covered in pressure-sensitive rubber. The Stanford material consists of two parallel electrodes around a thin rubber film, which is molded into a matrix of microscopic pyramids to enable the “skin” to spring back quickly when touched. Both development teams foresee applications in robotics and prosthetics, where sheets of the material could be used to enable robots and artificial hands to automatically adopt the appropriate care for even the most fragile tasks. The Stanford material proved sensitive enough to sense the pressure of a butterfly.

Fran Okoniewski
While conducting research on Carpenter Technology and Allegheny Technologies, Fran Okoniewski uncovered repeated evidence of demand from a common customer, Ladish Co. Ladish needed metals and materials to meet rising demand for forged parts used in commercial jet engines. Trading insights with his teammates, Fran learned that trends at heavy equipment makers such as Caterpillar and Deere & Co. meant even more business for Ladish.
In his research work, Fran must pull together multiple data points to make a singular decision as to whether a company represents a good investment opportunity. As a Research Team Leader, he exercises the same sort of discretion in evaluating every idea generated by his team. In early spring, he determined that Ladish deserved a spot in the portfolios we manage due to its earnings promise.
“Commercial aerospace, heavy equipment manufacturing and the persistent need for helicopters in Afghanistan are driving demand for Ladish’s forged components at a time one of the company’s significant input costs, the natural gas used to power its huge forging presses, has been moving lower,” Fran said. “Pricing strength, increased production capacity utilization and favorable cost trends give Ladish a level of earnings power that the investment community doesn’t yet fully appreciate.”
Ladish earned $0.48 per share in the June quarter, up from $0.09 a share in the year-ago period. The results exceeded the average Wall Street analyst’s estimate by $0.20 per share.
Fran has been with Friess Associates for more than 17 years. In his earlier years, he developed his stock-picking skills by working with senior researchers and got firsthand experience with the entire Friess process by holding various research positions on his way to becoming a Research Team Leader. Although he is a generalist like his teammates, Fran has developed areas of expertise among industrial companies, retailers and restaurants.

Fran earned his bachelor’s degree from Widener University. Prior to joining Friess Associates, Fran got to know financial statements while serving in a bankruptcy-analysis role for a Wilmington law firm. He enjoys golfing, hunting and fishing in his free time. Fran is married with two children.

Hydrogen-Powered Surveillance Coming to a Stratosphere Near You
Nasdaq-listed AeroVironment is conducting test flights of an unmanned airborne vehicle (UAV) that the company and various U.S. government agencies hope will bring the space-based capabilities of satellites into the stratosphere, where the UAV can set new standards for flexibility in intelligence, surveillance and reconnaissance applications. The aptly named Global Observer sports a 175-foot wingspan and is designed to stay aloft for up to 7 days at an altitude of up to 65,000 feet. The AeroVironment team chose to power the UAV with a hydrogen-fueled propulsion system because hydrogen offers three times the energy of conventional fuel. Given its relative proximity to earth, the Global Observer can be repositioned, technologically upgraded and otherwise adjusted in ways satellites cannot.

Cool Way to Transport Natural Gas
Department of Energy researchers are developing technology aimed at making natural gas shipping safer and cheaper, potentially expanding the world’s supply of natural gas in the process. The researchers use a specially designed nozzle to create the conditions needed to almost instantly turn a combination of water and methane into methane hydrate, a process that takes anywhere from hours to days via traditional methods. In this form, methane is trapped within ice crystals. Methane hydrate is safer to ship than liquid natural gas (LNG) in that it doesn’t explode, and it is cheaper to produce. The iced gas can be shipped at the same temperature as frozen food, which is considerably warmer than the -162 degrees Celsius needed for LNG. By eliminating the need for pipeline delivery or LNG conversion, the researchers believe the technology opens access to remote reserves currently deemed economically unviable.

Politics, Policy and Our Process

With economic uncertainty loitering and just a month left before mid-term elections, the emotions of politics are running high this fall. Political pundits, pollsters and even some investors are trying to handicap whether Congress will look more red or blue come November 3. For us, it’s not about who wins the most seats, but rather understanding any implications for individual businesses.
We’ve always believed it’s critical to leave emotions and political views at the door when making investment decisions. That doesn’t mean ignoring the important interplay between major initiatives out of Washington aimed at significant segments of the economy and the business world. Just like other broad developments that can impact stocks, our research approach strives to understand the speed and scope of a given political trend’s impact on a company-by-company basis.
Uncertainty related to everything from expiring tax cuts and new financial reforms to changing Medicaid policies and the staying-power of green rebates is showing up in our daily research work on existing and potential investments. Policy discussions are increasingly taking place during our meetings with company managements and on quarterly conference calls. As a result, our research work frequently includes contact with experts focused exclusively on tracking and analyzing regulatory and legislative catalysts, groups of federal- and state-level bureaucrats, their staffers and numerous former policy makers.
For example, we spent time in Washington earlier this year with key members of Congress’s Conference Committee charged at the time with finalizing the new financial regulation bill. Insights we took away related to legislation aimed at the interchange fees that banks charge businesses that accept debit cards continue to play a role in understanding the outlook for financial companies crossing our radar screen.
We recently spoke to the former head of health and human services for Texas and Mississippi to get a sense of the increasing demand for outside consulting services that state government agencies face now and in the future related to tremendous growth in Medicaid. A confluence of factors, including the unfortunate rising poverty level, increasing costs, new mandates to cover high-risk individuals and the need to set up and run state-based exchanges, are all formidable challenges that need to be addressed.
We remain committed to an investment strategy based on the premise that earnings results ultimately drive stock prices. We look to uncover companies with new products, new market opportunities or some other catalyst that spurs earnings growth. Since we also aim to own companies before their success is fully reflected in their stock prices, we only buy companies that sell at reasonable multiples of earnings estimates. Broad economic indicators and the trends we’re discovering at the individual-company level continue to show improvements.
Given the mid-term election and changes taking place in the White House administration, it’s likely that some policy changes are ahead of us as we enter the final quarter of the year. While partisan debates will continue, the government’s likely influence on businesses should become increasingly decided.

Friess Strategy Highlights
•	Rapidly growing companies. Average Friess holding expected to grow earnings 49 percent in 2010.
•	Reasonable price-to-earnings ratios. Current average holding sells at 16 times 2010 estimates.
•	Focus on companies likely to exceed consensus earnings estimates.
•	Emphasis on under-researched, lesser-known companies rather than industry leaders.
•	Intensive and repeated contacts with company managements, competitors, customers and suppliers.
•	Typically require holdings to have three years of earnings history and $3 million in after-tax income.

Performance data quoted represent past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.brandywinefunds.com.

Must be preceded or accompanied by a prospectus. Please refer to the prospectus for important information about the investment companies, including investment objectives, risks, charges and expenses.

As of September 30, 2010, Allegheny Technologies Inc., Apple Inc., Carpenter Technology Corp., Caterpillar Inc., Lennox International Inc., OmniVision Technologies Inc., Oracle Corp. and VeriFone Systems Inc. represented 1.71, 2.90, 0.82, 2.25, 0.59, 0.93, 1.75 and 0.66 percent of Brandywine Fund’s assets. Brandywine Blue Fund held Apple Inc., Caterpillar Inc., Deere & Co. and Oracle Corp. at 4.72, 4.17, 2.97 and 3.17 percent of assets. Other companies mentioned were not held by either Fund. “Bought” date highlighted in stock charts represents the initial purchase date by Friess Associates and is not necessarily the Funds’ initial purchase date.

Friess Associates, LLC P.O. Box 576 Jackson, WY 83001 (307) 739-9699	Editorial Staff: Chris Aregood and Adam Rieger	Friess Associates of Delaware, LLC P.O. Box 4166 Greenville, DE 19807 (302) 656-3017